EXHIBIT:
Results of Special Shareholder Vote

A Special Meeting of Shareholders of the Advance
Capital I, Inc. Bond Fund (the "Bond Fund") was held on
April 22, 2004. The following proposal was voted on by the shareholders of the Bond Fund (the resulting votes are presented below):

A proposal to approve a Plan of Fund Combination
(the "Plan"), which provides for (a) the transfer of all of the assets and liabilities of the Bond Fund to the Advance Capital I, Inc. Retirement Income Fund
(the "Retirement Income Fund") which is also a separate series of Advance Capital I, Inc., and (b) the distribution, to each of the shareholders of the Bond
Fund of voting shares of the Retirement Income Fund having an aggregate value equal to the aggregate value of the shares of the Bond Fund held by such shareholder immediately prior to the reorganization
(such transactions collectively constituting the
"Reorganization").

Votes For:                   10,630,219.458
Votes Against:                  133,488.638
Votes Abstain:                   77,481.485